[KEYW Letterhead]

July 11, 2012

Via: EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The KEYW Holding Corporation

Registration Statement on Form S-3
Originally filed June 15, 2012; Amended July 6, 2012 and July 9, 2012

File No. 333-182134

Ladies and Gentlemen:

The KEYW Holding Corporation (the “Company”) hereby requests that the effective date of the above-mentioned Registration Statement be accelerated so that the Registration Statement shall become effective at 4:00 p.m. on July 13, 2012, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (443) 733-1720 with any questions.

Very truly yours,

The KEYW Holding Corporation

By: /s/ John E. Krobath, II
John E. Krobath II
Senior Vice President and Chief Financial Officer